As filed with the Securities and Exchange Commission on May 19, 2003

Registration No. 333 – ________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ARIAD PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	22-3106987
(State or other jurisdiction of incorporation or organization)	(I.R.S.Employer Identification No.)

26 Landsdowne Street
Cambridge, Massachusetts 02139-4234
(617) 494-0400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Edward M. Fitzgerald
Senior Vice President and Chief Financial Officer
ARIAD Pharmaceuticals, Inc.
26 Landsdowne Street
Cambridge, Massachusetts 02139-4234
(617) 494-0400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Jonathan M. Kravetz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
(617) 542-6000

     Approximate Date Of Commencement Of Proposed Sale To The Public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-76486

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of Each Class of	Amount to be	Offering price per	Aggregate Offering	Amount of
Securities to be Registered (1)	Registered	share	Price (2)	Registration Fee (3)

Common Stock, $.001 par value	627,712	$2.50	$1,569,280	$126.96

(1)  Pursuant to the Rights Agreement dated as of June 8, 2000, attached to each share of Common Stock is a preferred share purchase right, which rights are not presently exercisable.

(2)  This Registration Statement relates to the Registrant’s Registration Statement on Form S-3, as amended (Registration No. 333-76486) (the “Prior Registration Statement”). In accordance with Rule 462(b) under the Securities Act of 1933, as amended, an additional amount of securities having a proposed maximum aggregate offering price of no more than 20% of the proposed maximum aggregate offering price of the securities eligible to be sold under the Prior Registration Statement ($15,990,000), or $3,198,000, is registered hereby.

(3)  The Registrant certifies to the Securities and Exchange Commission (the “Commission”) that it has instructed its bank to pay to the Commission the filing fee of $126.96 for the additional securities being registered hereby by wire transfer as soon as practicable (but in any event no later than the close of business on May 20, 2003); that it will not revoke such instructions; that it has sufficient funds in the relevant account to cover the amount of the filing fee; and that it undertakes to confirm receipt of such instructions by the bank on or before May 20, 2003.

EXPLANATORY NOTE AND INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
SIGNATURES
EXHIBIT INDEX
Ex-5.1 Opinion of Mintz, Levin, Cohn, Ferris
Ex-23.1 Consent of Deloitte & Touche LLP

EXPLANATORY NOTE AND
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     This Registration Statement on Form S-3 is being filed with respect to the registration of additional shares of common stock, par value $.001 per share, of ARIAD Pharmaceuticals, Inc., a Delaware corporation, pursuant to Rule 462(b) under the Securities Act of 1933, as amended.

     The Registrant hereby incorporates by reference into this Registration Statement on Form S-3 in its entirety the Registration Statement on Form S-3, as amended (Registration No. 333-76486), declared effective by the Securities and Exchange Commission on February 13, 2002, including each of the documents filed by the Registrant and incorporated or deemed to be incorporated by reference therein and all exhibits thereto. The required opinions and consents are listed on an Exhibit Index attached hereto and filed herewith.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the Town of Cambridge, Massachusetts, on May 19, 2003.

ARIAD PHARMACEUTICALS, INC.

By:	/s/ Harvey J. Berger, M.D.

Harvey J. Berger, M.D.
Chairman, Chief Executive Officer and President

     Each person whose signature appears below hereby appoints each of Harvey J. Berger and Edward M. Fitzgerald severally, acting alone and without the other, his/her true and lawful attorney-in-fact with the authority to execute in the name of each such person, any and all amendments (including without limitation, post-effective amendments) to this Registration Statement on Form S-3, and to file such registration statements with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, necessary or advisable to enable the Registrant to comply with the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the Registration Statement as the aforesaid attorney-in-fact executing the same deems appropriate.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Harvey J. Berger, M.D. Harvey J. Berger, M.D.	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	May 19, 2003

* Sandford D. Smith	Vice Chairman of the Board of Directors	May 19, 2003

/s/ Edward M. Fitzgerald Edward M. Fitzgerald	Senior Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 19, 2003

Vaughn D. Bryson	Director	May 19, 2003

* Jay R. LaMarche	Director	May 19, 2003

/s/ Frederick S. Schiff Frederick S. Schiff	Director	May 19, 2003

Burton E. Sobel, M.D.	Director	May 19, 2003

* Raymond S. Troubh	Director	May 19, 2003

Elizabeth H.S. Wyatt	Director	May 19, 2003

*By:	/s/ Harvey J. Berger, M.D.

Harvey J. Berger, M.D.
Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in the opinion filed as Exhibit 5.1).